Anil Dhirubhai Ambani Group

08000347

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

January 16, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl. no.	Document	Regulation	Filed on / with
1.	Distribution of shareholding for the quarter ended December 31, 2007	Clause 35 of the listing agreement	14-1-2008 BSE & NSE
2.	Corporate Governance report for the quarter ended December 31, 2007	Clause 49 of the listing agreement	14-1-2008 BSE & NSE
3.	Free Float Indices for the quarter ended December 31, 2007	BSE requirement	14-1-2008 BSE
4.	Notice to Stock Exchange for Board meeting for the quarter ended December 31, 2007	Clause 41 of listing agreement	16-1-2008 BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

Kindly acknowledge receipt.

Thanking you

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

January 14, 2008

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended December 31, 2007 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended December 31, 2007.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

Report on Corporate Governance for the quarter ended December 31, 2007

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	491	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2007-2008, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended March 31, 2008 will be complied in the twenty second Annual Report –2007-08
VII. Compliance	49 (VII)	YES	

for RELIANCE CAPITAL LIMITED

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

January 14, 2008

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of clause 35 of the Listing agreement, we enclose herewith the statement of shareholding pattern of the Company for the quarter ended December 31, 2007.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
14 JAN 2008
CONTENTS NOT VERIFIED
SIGN. ....

Encl : a/a

I(a) **STATEMENT SHOWING SHAREHOLDING PATTERN**

Name of the Company: RELIANCE CAPITAL LIMITED

BSE - Scrip Code : 500111 NSE Scrip Symbol: RELCAPITAL As on : December 31, 2007

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	12	11 65 983	11 65 978	0.48	0.47
(b)	Central Government/State Governments	-	-	-	0.00	0.00
(c)	Bodies Corporate	7	12 75 66 291	12 75 66 289	52.35	51.93
(d)	Financial Institutions/Banks	-	-	-	-	-
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**19**	**12 87 32 274**	**12 87 32 267**	**52.83**	**52.41**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-
(b)	Bodies Corporate	-	-	-	-	-
(c)	Institutions	-	-	-	-	-
(d)	Any Other (Specify)	-	-	-	-	-
	Sub -Total (A)(2)	-	-	-	-	-
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**19**	**12 87 32 274**	**12 87 32 267**	**52.83**	**52.41**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	249	23 77 061	23 09 171	0.98	0.97
(b)	Financial Institutions/Banks	361	1 15 829	99 018	0.05	0.05
(c)	Central Government/State Governments	51	53 452	2 812	0.02	0.02
(d)	Venture Capital Funds	-	-	-	-	-
(e)	Insurance Companies	17	34 96 942	34 96 615	1.44	1.42
(f)	Foreign Institutional Investors	581	7 47 45 229	7 47 39 158	30.67	30.43
(g)	Foreign Venture Capital Investors	-	-	-	-	-
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1 259**	**8 07 88 513**	**8 06 46 774**	**33.15**	**32.89**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	6 539	45 62 916	44 78 423	1.87	1.86
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	12 24 194	2 67 92 805	1 96 18 363	11.00	10.91
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	51	18 25 716	17 89 936	0.75	0.74
(c)	Any Other (Specify)					
1	NRIs/OCBs	15 277	9 68 240	6 48 629	0.40	0.39
	Sub -Total (B)(2)	**12 46 061**	**3 41 49 677**	**2 65 35 351**	**14.01**	**13.90**
	Total Public Shareholding B=(B)(1)+(B)(2)	**12 47 320**	**11 49 38 190**	**10 71 82 125**	**47.17**	**46.79**
	TOTAL (A) +(B)	**12 47 339**	**24 36 70 464**	**23 59 14 392**	**100.00**	**99.20**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**19 62 336**	**19 62 336**	**-**	**0.80**
	GRAND TOTAL (A)+(B)+(C)	**12 47 340**	**24 56 32 800**	**23 78 76 728**	**100.00**	**100.00**

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	12 63 89 839	51.45
2	Sonata Investments Limited	6 00 000	0.24
3	Reliance Innoventures Private Limited	5 76 450	0.23
4	Kokila D. Ambani	5 45 126	0.22
5	Anil D. Ambani	2 73 891	0.11
6	Tina A Ambani	2 63 474	0.11
7	Jaianmol A. Ambani	83 487	0.03
8	Jaianshul A. Ambani	5	0.00
9	Hansdhwani Trading Company Pvt Ltd	2	0.00
	TOTAL	**12 87 32 272**	**52.41**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Quantum (M) Limited	1 28 43 139	5.23
2	Morgan Stanley Mauritius Company Limited	1 16 18 838	4.73
3	Merrill Lynch Capital Markets Espana S.A. S.V.	44 35 197	1.81
4	Goldman Sachs Investments (Mauritius) I Limited	34 18 275	1.39
5	Life Insurance Corporation Of India	30 91 733	1.26
	TOTAL	**3 54 07 182**	**14.41**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	4 91 26 560	20.00
	TOTAL	**4 91 26 560**	**20.00**

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	19 62 336	19 62 336	0.80
	TOTAL		**19 62 336**	**0.80**

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	NIL		-	-
	TOTAL		-	-

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

January 14, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

Dear Sir,

Ref: Free Float Indices
Sub: Shareholding pattern as on December 31, 2007

Enclosed please find the details of the Shareholding pattern of our Company as on December 31, 2007 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
14 JAN 2008
CONTENTS NOT VERIFIED
SIGN.

Encl. : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT

Name of the Company : RELIANCE CAPITAL LIMITED			
	Scrip Code - 500111	Quarter Ended	31-Dec-07
Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	11 65 983	0.47
2	Indian Corporate Bodies/ Trusts/ Partnerships	12 75 66 291	51.93
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**12 87 32 274**	**52.41**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here________	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**12 87 32 274**	**52.41**

....contd

RELIANCE CAPITAL LIMITED

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	2 86 11 647	11.65
2	Indian Corporate Bodies/Trusts/Partnerships	45 62 916	1.86
3	Independent Directors & Relatives	4000	0.00
4	Present Employees	2874	0.00
5	Banks/Financial Institutions	1 27 020	0.05
6	Central/State Govt.	53452	0.02
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	3496942	1.42
9	Mutual Funds	23 65 870	0.96
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**3 92 24 721**	**15.97**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	13 898	0.01
15	Foreign Institutional Investors (SEBI-registered)	7 47 45 229	30.43
16	Non Resident Indians (Individuals)	9 54 342	0.39
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**7 57 13 469**	**30.82**
C	**GDRs/ADRs/ADSs**	1962336	0.80
	Sub Total C	**1962336**	**0.80**
D	**OTHERS (Please specify here)**	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**11 69 00 526**	**47.59**
	Grand Total	**24 56 32 800**	**100.00**

BROAD SUMMARY OF HOLDINGS	**No.of Shares Held**	**% of Shareholding**
Total Controlling/ Strategic Holdings	12 87 32 274	52.41
Total Free-float	11 69 00 526	47.59
Grand Total	**24 56 32 800**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	**No.of Shares Held**	**% of Shareholding**
Total Domestic Holding	16 79 56 995	68.38
Total Foreign Holding	7 76 75 805	31.62
Grand Total	**24 56 32 800**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED				
	Scrip Code	500111	Quarter Ended	31-Dec-07
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	AAA Enterprises Private Limited	12 63 89 839	51.45	I-A-2
2	Sonata Investments Limited	6 00 000	0.24	I-A-2
3	Reliance Innoventures Private Limited	5 76 450	0.23	I-A-2
4	Kokila D. Ambani	5 45 126	0.22	I-A-1
5	Anil D. Ambani	2 73 891	0.11	I-A-1
6	Tina A Ambani	2 63 474	0.11	I-A-1
7	Jaianmol A. Ambani	83 487	0.03	I-A-1
8	Jaianshul A. Ambani	5	0.00	I-A-1
9	Hansdhwani Trading Company Private Limited	2	0.00	I-A-2
	Total	12 87 32 274	52.41	

RELIANCE CAPITAL LIMITED

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED					
	Scrip Code	500111		Quarter Ended	31-Dec-07
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Quantum (M) Limited	1 28 43 139	5.23	II-B-15	NIL
2	Morgan Stanley Mauritius Company Limited	1 16 18 838	4.73	II-B-15	NIL
3	Merrill Lynch Capital Markets Espana S.A. S.V.	44 35 197	1.81	II-B-15	NIL
4	Goldman Sachs Investments (Mauritius) I Limited	34 18 275	1.39	II-B-15	NIL
5	Life Insurance Corporation Of India	30 91 733	1.26	II-A-8	NIL
	Total	**3 54 07 182**	**14.41**		

RELIANCE CAPITAL LIMITED

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

January 16, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Secretary
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sirs,

Re: **Board Meeting**

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Thursday, January 24, 2008, to consider *inter alia*, unaudited financial results for the quarter ended December 31, 2007.

The decision of the Board of Directors will be furnished to you after conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c : The Secretary,
National Securities Depository Limited
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bagpat Marg, Lower Parel,
Mumbai – 400 013
(Fax Nos. 24972993 / 6351)

The Secretary,
Central Depository Services (India) Limited
28th Floor, P. J. Towers,
Dalal Street, Fort,
Mumbai – 400 023.
(Fax No. 2272 3199)

END